UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

INDUSTRIAS BACHOCO, S.A.B. DE C.V.

(Name of Issuer)

Series B Common Stock, par value Ps.1.00

(Title of Class of Securities)

456463108

(CUSIP Number)

December 9, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456463108	13G	Page 2 of 5 Pages

1

Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, acting as Trustee of Trust No. 5339-2

2	Check the Appropriate Box if a Member of a Group* (a) ☐* (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 127,500,000
	6	Shared Voting Power: 0
	7	Sole Dispositive Power: 127,500,000
	8	Shared Dispositive Power: 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 127,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 21.25%
12	Type of Reporting Person OO

Item 1(a).	Name of Issuer

INDUSTRIAS BACHOCO, S.A.B. DE C.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Avenida Tecnológico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Item 2(a).	Name of Person Filing

HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, acting as Trustee of Trust No. 5339-2

Item 2(b).	Address of Principal Business Office or, if None, Residence

Paseo de la Reforma No. 347, Oficina 3, C.P. 06500; México, Distrito Federal, México

Item 2(c).	Citizenship

United Mexican States

Item 2(d).	Title of Class of Securities

Series B Common Stock, par value Ps.1.00

Item 2(e).	CUSIP Number

456463108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.

(a)	Amount beneficially owned:

127,500,000

(b)	Percent of class:

21.25%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	127,500,000
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	127,500,000
(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, acting as Trustee of Trust No. 5339-2 has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares held in such Trust’s name, a total of 127,500,000 Series B shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

March 5, 2014
Date
HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, acting as Trustee of Trust No. 5339-2
/s/ Mariana Romo Anaya
Signature

Trustee Delegate
Name/Title